UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
PharmAthene, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71714G102
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 71714G102
1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 895,676 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 895,676 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 895,676 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 71714G102
1	NAMES OF REPORTING PERSONS Riverview Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 748,080 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 748,080 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,080 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 71714G102
1	NAMES OF REPORTING PERSONS Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 71714G102
1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,643,756 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,643,756 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,756 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 71714G102
1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,643,756 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,643,756 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,643,756 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D"), amends and restates the Schedule 13D filed on August 13, 2008 (the "Schedule 13D"), by Millenco LLC, Millennium Management LLC and Israel A. Englander, relating to their beneficial ownership of the common stock, par value $0.0001 per share (the "Common Stock"), of PharmAthene, Inc., a Delaware corporation (the "Issuer").

   Pursuant to the purchase option agreement, dated August 3, 2007 (incorporated herein by reference to Exhibit 4 to the Schedule 13D), by and among John Pappajohn ("JP"), Derace L. Schaffer ("DLS"), Matthew P. Kinley (together with his heirs, successors, or assigns, as applicable ("MPK"), Edward B. Berger ("EBB") and Wayne A. Schellhammer ("WAS") together with JP, DLS, MPK, and EBB (collectively referred to as the "Sellers") and Riverview Group LLC (the "Buyer"), Riverview Group LLC acquired an option to purchase 542,894 shares of the Issuer’s Common Stock of the Company from the Sellers at a price of $0.0001 per share (the "Purchase Option"). This Amendment No. 1 to Schedule 13D is being filed to reflect the exercise of the Purchase Option by Riverview Group LLC on March 12, 2009. This Amendment No. 1 to Schedule 13D also reflects the transfer of shares of Common Stock and warrants to purchase the Issuer’s Common Stock from Millenco LLC to Integrated Core Strategies (US) LLC, each of which is a wholly-owned by the same entity. As a result of this transfer, Millenco LLC is no longer a beneficial owner of any shares of the Issuer’s Common Stock. This Amendment No. 1 to Schedule 13D adds Integrated Core Strategies (US) LLC and Riverview Group LLC as Reporting Persons.

Item 1.      Security and Issuer.

   The name of the Issuer is PharmAthene, Inc. The address of the Issuer’s principal executive offices is One Park Place, Suite 450, Annapolis, Maryland 21401. This Amendment No. 1 to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies") and Riverview Group LLC, a Delaware limited liability company ("Riverview Group").

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and of Riverview Group, and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Israel A. Englander, a United States citizen ("Mr. Englander") is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities beneficially owned by Integrated Core Strategies and Riverview Group. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies and/or Riverview Group, as the case may be. Integrated Core Strategies, Riverview Group, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 1 to Schedule 13D.

   The business address for Integrated Core Strategies, Riverview Group, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 895,676 shares of the Issuer’s Common Stock held by Integrated Core Strategies was approximately $6,670,165, calculated on an average cost basis (excluding brokerage commissions) by account. Riverview Group acquired 542,894 shares of the Issuer’s Common Stock pursuant to the exercise of the Purchase Option for total consideration of $54.28. Riverview Group paid $100 in consideration for the 205,186 shares of the Issuer’s Common Stock it received pursuant to the transaction described in Item 4. Integrated Core Strategies and Millenco effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to Integrated Core Strategies and Millenco, as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, certain shares of the Issuer’s Common Stock currently held by the Reporting Persons were purchased with the intent of voting in favor of the then proposed merger ("Merger") with PharmAthene, Inc., a Delaware corporation ("PHA"), pursuant to the Agreement and Plan of Merger, dated as of January 19, 2007, by and among the Issuer, PAI Acquisition Corp. and PHA, and the transactions contemplated thereby, whereby PHA became a wholly-owned subsidiary of the Company (the "Merger Proposal"). The Merger was consummated on August 3, 2007.

   In consideration of the Reporting Persons’ vote in favor of the Merger Proposal, Riverview Group received: (i) 205,186 shares of the Issuer’s Common Stock pursuant to the assignment agreement, dated as of August 3, 2007, by and among Riverview Group LLC and MPM Bioventures III-QP, L.P., MPM Bioventures III-Parallel Fund, L.P., MPM Bioventures III-GMBH & Co. Beteiligungs KG, MPM Bioventures III, L.P., MPM Asset Management Investors 2004 BVII LLC, Healthcare Ventures VII, L.P, Bear Stearns Health Innoventures Employee Fund, L.P., Bear Stearns Health Innoventures Offshore, L.P., Bear Stearns Health Innoventures, L.P., BSHI Members, L.L.C., and BX, L.P. (the "Assignment Agreement"); and (ii) the Purchase Option to acquire 542,894 shares of Common Stock of the Issuer from the Sellers at a price of $0.0001 per share.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 1 to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date of this filing, Integrated Core Strategies is the beneficial owner of 895,676 shares of the Issuer’s Common Stock and Riverview Group is the beneficial owner of 748,080 shares of the Issuer’s Common Stock.

   Millennium Management, as the general partner of the managing member of Integrated Core Strategies and of Riverview Group, may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to have shared voting control and investment discretion over securities beneficially owned by Integrated Core Strategies and Riverview Group, as the case may be.

   Accordingly, as of the date of this filing, Millennium Management and Mr. Englander may each be deemed to be beneficial owners of 1,643,756 shares of the Issuer’s Common Stock, which represents approximately 6.3% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 25,890,143 shares of the Issuer’s Common Stock outstanding as of December 31, 2008, as per the Issuer’s prospectus dated February 17, 2009. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies and/or Riverview Group, as the case may be.

   (b)  Integrated Core Strategies may be deemed to hold shared power to vote and to dispose of the 895,676 shares of the Issuer’s Common Stock described in (a) above. Riverview Group may be deemed to hold shared power to vote and to dispose of the 748,080 shares of the Issuer’s Common Stock described in (a) above. Millennium Management and Mr. Englander may each be deemed to hold shared power to vote and to dispose of the 1,643,756 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies and/or Riverview Group, as the case may be.

   (c)  Transactions in the Issuer’s Common Stock and warrants during the past 60 days: As further described in the Introduction, on March 12, 2009, Riverview Group acquired 542,894 shares of the Issuer’s Common Stock through the exercise of the Purchase Option. Schedule A annexed hereto lists all of the remaining transactions in the Issuer’s Common Stock and warrants during the past 60 days by the Reporting Persons. Except for the exercise of the Purchase Option, all transactions in the Issuer’s Common Stock and warrants were effected by Integrated Core Strategies in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 1 to Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Integrated Core Strategies’ and Riverview Group’s prime brokers, such prime brokers are permitted to lend securities in Integrated Core Strategies’ or Riverview Group’s accounts to the extent permitted by debit balances in such accounts. Integrated Core Strategies or Riverview Group generally will not have any knowledge of the specific loans made by such prime brokers. In the ordinary course of business, Integrated Core Strategies or Riverview Group (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. However, it should be noted that shares lent by Integrated Core Strategies’ or Riverview Group’s prime brokers, may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Integrated Core Strategies or Riverview Group.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of March 14, 2009, by and among Integrated Core Strategies (US) LLC, Riverview Group LLC, Millenco LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2009

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
RIVERVIEW GROUP LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of PharmAthene, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 14, 2009

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
RIVERVIEW GROUP LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock and warrants during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
1/23/2009	(8,800)	2.38
1/23/2009	(5,000)	2.38
1/23/2009	(1,500)	2.38
1/23/2009	(1,500)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(1,000)	2.38
1/23/2009	(900)	2.38
1/23/2009	(900)	2.38
1/23/2009	(900)	2.38
1/23/2009	(500)	2.38
1/23/2009	(500)	2.38
1/23/2009	(500)	2.38
1/23/2009	(500)	2.38
1/23/2009	(500)	2.38
1/23/2009	(500)	2.38
1/23/2009	(500)	2.38
1/23/2009	(200)	2.4
1/23/2009	(100)	2.38
1/23/2009	(100)	2.38
1/23/2009	(100)	2.38
1/23/2009	(100)	2.39
1/23/2009	(100)	2.39
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
1/23/2009	(100)	2.4
2/6/2009 (*)	(12,549)	0.14
2/6/2009 (*)	(9,461)	0.15
2/6/2009 (*)	(5,400)	0.14
2/6/2009 (*)	(4,984)	0.14
2/6/2009 (*)	(2,051)	0.14
2/6/2009 (*)	(1,365)	0.14
2/6/2009 (*)	(1,000)	0.14
3/9/2009	(1,800)	2.6
3/9/2009	(600)	2.6
3/9/2009	(400)	2.6
3/9/2009	(400)	2.6
3/9/2009	(100)	2.6
3/9/2009	(100)	2.6
3/9/2009	(100)	2.6
3/9/2009	(100)	2.6
3/9/2009	(100)	2.6
3/13/2009	(950)	2.69
3/13/2009	(900)	2.69
3/13/2009	(200)	2.69
3/16/2009	(20,000)	2.99

Notes:

(*) Indicates the sale of the Issuer’s warrants by Integrated Core Strategies. All of the remaining transactions were in the Issuer’s Common Stock and were effected by Integrated Core Strategies in the open market.

As described in the Introduction, on March 12, 2009, Riverview Group acquired 542,894 shares of the Issuer’s Common Stock through the exercise of the Purchase Option.